UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Mark One):

☐	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the fiscal year ended December 31, 2009
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the transition period from ______ to ______.
Commission file number 1-33732
     A. Full title of the plan and the address of the plan, if different from that of the issuer named below: Northfield Bank Employee Savings Plan
     B. Name of issuer of the securities held pursuant to the plan and the address of its principle executive office: Northfield Bancorp, Inc., 1410 St. Georges Avenue, Avenel, New Jersey 07001.

Northfield Bank Employee Savings Plan
Table of Contents
December 31, 2009 and 2008

The Northfield Bank Employee Savings Plan (the “Plan”) is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the following financial statements and schedule have been prepared in accordance with the financial reporting requirements of ERISA.
The following financial statements, schedule and exhibits are filed as a part of this Annual Report on Form 11-K.

Page(s)
(a) Financial Statements of the Plan

Report of Independent Registered Public Accounting Firm	1

Statements of Net Assets Available for Plan Benefits	2

Statement of Changes in Net Assets Available for Plan Benefits	3

Notes to Financial Statements	4 — 11

(b) Schedule *

Schedule of Assets Held at End of Year- Schedule H, Line 4i as of December 31, 2009	12

*	Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

(c) Index to Exhibits	13

(d) Signature	14

Report of Independent Registered Public Accounting Firm
To the Plan Administrator and Participants Northfield Bank Employee Savings Plan:
We have audited the accompanying statements of net assets available for plan benefits of the Northfield Bank Employee Savings Plan as of December 31, 2009 and 2008, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Northfield Bank Employee Savings Plan as of December 31, 2009 and 2008, and the changes in its net assets available for plan benefits for the year ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented only for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ Withum Smith + Brown, PC
Morristown, New Jersey
June 23, 2010

Northfield Bank Employee Savings Plan
Statements of Net Assets Available for Plan Benefits
December 31, 2009 and 2008

	2009	2008
Assets

Investments, at fair value:
Mutual funds	$2,864,333	$1,887,977
Interest in common/collective trusts	3,091,270	2,020,712

Northfield Bancorp, Inc. Stock Fund:
Northfield Bancorp, Inc. common stock	5,281,142	4,963,961
Money market mutual fund	235,568	135,663

Total Northfield Bancorp, Inc. Stock Fund	5,516,710	5,099,624

Participant loans	375,787	239,299

	11,848,100	9,247,612

Contributions receivable — employer	1,567	4,738

Contributions receivable — employee	5,125	17,824

Interest and dividends receivable	—	1,896

Cash and cash equivalents	—	3,073

Net assets available for plan benefits at fair value	11,854,792	9,275,143

Adjustment from fair value to contract value for interest in collective trust relating to fully benefit-responsive investment contracts	(4,281)	78,064

Net assets available for plan benefits	$11,850,511	$9,353,207

The Notes to Financial Statements are an integral part of these statements.

Northfield Bank Employee Savings Plan
Statement of Changes in Net Assets Available for Plan Benefits
Year Ended December 31, 2009

Additions —
Additions to net assets attributable to:
Investment income—
Interest and dividend income	$134,180
Net appreciation in fair value of investments	1,612,683

Total investment income	1,746,863

Contributions—
Employer	157,466
Participant	564,806
Employee rollover	193,771

Total contributions	916,043

Total additions	2,662,906

Deductions —
Deductions from net assets attributable to:
Participant distributions	153,266
Administrative expenses	12,336

Total deductions	165,602

Net increase in net assets	2,497,304

Net assets available for plan benefits, beginning of the year	9,353,207

Net assets available for plan benefits, end of the year	$11,850,511

The Notes to Financial Statements are an integral part of this statement.

Northfield Bank Employee Savings Plan
Notes to Financial Statements
December 31, 2009 and 2008

1.	Description of Plan

The following description is provided for general information summary purposes. Participants of the Northfield Bank Employee Savings Plan (the “Plan”) should refer to the Summary Plan document for more detailed and complete description of the Plan provisions.

General

The Plan is a defined contribution employee savings plan covering all eligible employees of Northfield Bank (the “Bank”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions

Participating employees with one or more years of credit service who are salaried employees are entitled to contribute to the plan between 2% to 15% (subject to certain IRS limitations) of their compensation, as defined in the Plan. Contributions can be made on a before-tax basis.

The Bank matches a portion of the participants before tax contributions. The Bank contributed an amount equal to one-quarter of the employee contributions on the first 6% of base compensation, as defined, contributed by eligible employees for the first three years of participation. The Bank contributed an amount equal to one-half of the employee contributions on the first 6% of base compensation, as defined, contributed by eligible employees for years subsequent to three years of participation. The Bank may make discretionary contributions which may vary in amount from year to year. There were no discretionary Bank contributions made for 2009.

Vesting

Plan participants are 100 percent vested in the account balance attributable to their voluntary contributions, including related earnings therein.

The vesting schedule related to Bank matching contributions are as follows:

Years of Service	Percentage Vested

Less than 1 year	-0-%
1 year	20%
2 years	40%
3 years	60%
4 years	80%
5 years or more	100%
Forfeitures

If a participant terminates employment with the Bank and is less than 100% vested in the employer contribution, the participant forfeits the non-vested portion of their employer contribution. A forfeiture will occur in the plan year that the participant receives a distribution on their entire vested account or if the participant does not receive a distribution after five consecutive one year breaks in service. Forfeitures are retained in the Plan and used to reduce future Bank contributions. Forfeitures included in plan assets amounted to $11,676 and $8,926 as of December 31, 2009 and 2008, respectively.

Administrative Expenses

Expenses associated with administering the Plan are generally paid by the Bank. Certain participant-specific expenses are assessed against such Participant’s individual account balance.

Payment of Benefits

On termination of service due to death, a participant’s vested account balance will be distributed one of three ways: as a single cash payment within 1 year of the date of termination, through a straight-line annuity, or a rollover to an individual retirement account or another qualified plan for a surviving spouse. For termination of service due to disability, retirement or other reasons a participant may receive the

Northfield Bank Employee Savings Plan
Notes to Financial Statements
December 31, 2009 and 2008

value of the vested interest in his or her account as a single cash payment, rollover to an individual retirement (IRA) or a straight-life annuity contract.

Participant Loans

Eligible participants may borrow up to the lesser of (1) fifty percent (50%) of the value of the employee vested account or (2) $50,000 reduced by the largest outstanding loan balance during the past 12 months. The interest rate on all such loans are fixed for the term of the loan and are based on the “prime rate’ as published in the Wall Street Journal on the first day of the month in which the loan was made. The rate shall remain in effect until the loan is repaid.

Distributions

During employment, a participant may make withdrawals of amounts applicable to employee and vested employer contributions, subject to certain restrictions, as defined. Participants are entitled to withdraw funds upon attaining age 59 1/2 or for financial hardship before that age. Participants may qualify for financial hardship withdrawals if they have an immediate and substantial financial need, as defined by the Plan document. Participants are limited to one withdrawal in any calendar year.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements are prepared using the accrual method of accounting. Certain prior year balances have been reclassified to conform to current year presentation.

Payment of Benefits

Amounts paid to participants are recorded upon distribution.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Investment Valuation and Income Recognition

The Northfield Bancorp, Inc. Stock fund is valued at its estimated fair value based on the last reported sales price of the year for its ownership of Northfield Bancorp, Inc. common stock and the published market value in active markets for its ownership in money market mutual funds. Mutual Funds are valued on the last business day of the year based on published market values in active markets. Investments in common/collective trusts, are based on fair value of the underlying mutual funds, which are valued on the last business day of the year based on published market values in active markets. Participant loan receivable are valued at amortized cost, which approximates estimated fair value.

Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for plan benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. An investment contract is a contract issued by a financial institution to provide a stated rated rate of return to the buyer of the contract for a specified period of time. A security backed contract has similar characteristics as a traditional investment contact and is comprised of two parts: the first part is fixed-income security or portfolio of fixed-income securities; the second part is a contract value guarantee (wrapper) provided by a third party. Wrappers provide contract value payments for certain participant-initiated withdrawals and transfers, a floor crediting rate, and return of fully accrued contract value at maturity. The contract value represents contributions made under contract less any participant directed withdrawals plus interest which has not been received from the issuer. The Plan invests in investment contracts through a common collective trust (Wells Fargo Stable Return Fund J). As required by the U.S. generally accepted accounting principles, the Statement of Net Assets Available for Plan Benefits presents the fair value of the

Northfield Bank Employee Savings Plan
Notes to Financial Statements
December 31, 2009 and 2008

investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Plan Benefits is prepared on a contract value basis. The estimated fair value of the Plan’s interest in the Wells Fargo Stable Return Fund J are primarily based on the following; Guaranteed Investment Contracts (GIC) are based on the discounted present value of future cash flows at the current discount rate and security-backed contracts are based on the estimated fair value of underlying securities and the estimated fair value of the wrapper contract. The estimated fair value of the wrapper contract provided by a security-backed contract issuer is the present value of the difference between the wrapper fee and the contracted wrapper fee.

In certain circumstances, the amount withdrawn from the wrapper contract would be payable at fair value rather that at contract value. These events include termination of the Plan, a material adverse change to the provisions of the Plan, if the employer elects to withdraw from the wrapper contract in order to switch to a different investment provider, or if the terms of successor plan (in the event of spin-off or sale of a division) do not meet the wrapper contract issuer’s underwriting criteria for issuance of clone wrapper contract. These events described above that could result in the payment of benefits at market value rather than at contract value are not probable in the foreseeable future.

As of December 31, 2009 and 2008, the average yields for GICs were as follows:

Average Yields for GICs

	2009	2008

Based on actual earnings	3.40%	5.29%
Based on interest rate credited to participants	3.32%	4.10%
Actual earnings of the GICs represents the annualized earnings of all investments in the Fund, including the earnings recorded at the underlying collective trusts, divided by the fair value of all investments in the Fund at December 31, 2009 and 2008, respectively. Interest credit to the participants for the GICs represents the annual earnings credited to participants in the Fund, divided by the fair value of all investments in the Fund at December 31, 2009 and 2008, respectively.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Risks and Uncertainties

The Plan has various investments, directed by participants, including mutual funds, common/collective trusts, and direct holdings in common stock of Northfield Bancorp, Inc., parent company of the Bank. These investments are subject to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investments, it is at least reasonably possible that changes in the values of the investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Plan Benefits.

The Northfield Bancorp, Inc. Stock Fund is subject to various risks including concentration risk since the fund invests primarily in the common stock of Northfield Bancorp, Inc. and therefore the performance of the fund is primarily determined by the performance of Northfield Bancorp, Inc. common stock. The market price of Northfield Bancorp, Inc. common stock is dependent on a number of factors, including the financial condition and profitability of Northfield Bancorp, Inc. and Northfield Bank. In addition, the market price of Northfield Bancorp, Inc. common stock may be affected by general market conditions, market interest rates, the market for financial institutions, merger and takeover transactions, the presence of professional and other investors who purchase common stock on speculation, as well as other unforeseeable events not necessarily within the control of the board of directors of Northfield Bancorp, Inc. and the Bank.

Effects of New Accounting Pronouncements

Northfield Bank Employee Savings Plan
Notes to Financial Statements
December 31, 2009 and 2008

Fair Value Measurements. In April and September 2009, the Financial Accounting Standards Board (“FASB”) issued guidance which (i) provided additional guidance for estimating fair value when the volume and level of activity for the asset or liability have significantly decreased, (ii) provided guidance on identifying circumstances that indicate a transaction is not orderly, (iii) permitted, as a practical expedient, entities to measure the fair value of certain investments based on the net asset value per share and (iv) expanded the required disclosures about fair value measurements. The adoption of this guidance did not have a material effect on the Plan’s net assets available for Plan benefits or the changes in net assets available for Plan benefits.

In May 2009 and February 2010, the FASB issued guidance which established general standards of accounting for, and disclosure of, events that occur after the balance sheet date but before financial statements are issued or are available to be issued. In particular, this guidance established (i) the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure, (ii) the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date and (iii) the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. The adoption of this guidance did not have a material effect on the Plan’s net assets available for benefits or the changes in net assets available for benefits.

FASB Codification. In June 2009, the FASB issued new codification standards which represent the source of authoritative U.S. generally accepted accounting principles (“GAAP”) recognized by the FASB to be applied by non-governmental entities. Rules and interpretive releases of the Securities and Exchange Commission (“SEC”) under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. The codification supersedes all non-SEC accounting and reporting standards which existed prior to the codification. All other non-grandfathered, non-SEC accounting literature not included in the codification is non-authoritative. The new codification standards were effective for 2009.

Fair Value Disclosures. In January 2010, the FASB issued guidance which expanded the required disclosures about fair value measurements. In particular, this guidance requires (i) separate disclosure of the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements along with the reasons for such transfers, (ii) information about purchases, sales, issuances and settlements to be presented separately in the reconciliation for Level 3 fair value measurements, (iii) fair value measurement disclosures for each class of assets and liabilities and (iv) disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements for fair value measurements that fall in either Level 2 or Level 3. This guidance is effective for annual reporting periods beginning after December 15, 2009 except for (ii) above which is effective for fiscal years beginning after December 15, 2010. The Plan is currently evaluating the impact that this guidance will have on the Plan’s financial statement disclosures.

The Plan is not aware of other new accounting standards that were required to be adopted in 2009, or yet to be adopted, that would materially affect the Plan’s 2009 or prospective financial statements.

3.	Investments

The following presents investments at December 31 that represented 5% or more of the Plan’s net assets:

Investment	2009	2008

Wells Fargo Stable Return Fund J**	$2,140,708	$1,470,032
Neuberger Berman Genesis Fund	795,036	611,544
SsgA S&P 500 Index Fund	604,028	*
Northfield Bancorp, Inc. Stock Fund	5,516,710	5,099,624

*-	did not represent 5% of Plan’s assets as of date indicated

**-	represents contract value

Northfield Bank Employee Savings Plan
Notes to Financial Statements
December 31, 2009 and 2008

For the year ended 2009, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $1,612,683 which was made up of the following; interests in common/collected trusts, mutual funds, and the Northfield Bancorp, Inc Stock Fund appreciated by $202,267, $509,277, and $901,139 respectively.

For the year ended December 31, 2009, investment and advisory expenses were approximately $12,000.

4.	Differences Between Financial Statements and Form 5500

The following is a reconciliation of net assets available for plan benefits per financial statements and Form 5500:

	December 31,
	2009	2008
Net assets available for plan benefits per financial statements	$11,850,511	$9,353,207
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	4,281	(78,064)

Net assets available for plan benefits per Form 5500	$11,854,792	$9,275,143

The following is a reconciliation of investment income per the financial statements to the Form 5500:

Year Ended
December 31, 2009
Total investment income per financial statements	$1,746,863
Adjustment from the fair value to contract value for fully benefit-responsive investment contracts	82,345

Total investment income per 5500	$1,829,208

5.	Fair Value Measurements

In accordance with U.S. generally accepted accounting principles, each of the Plan’s fair value measurements are categorized in one of the following three levels based on the lowest level input that is significant to the fair value measurement in its entirety:
•	Level 1—Quoted prices in active markets for identical assets or liabilities.

•	Level 2—Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

•	Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Northfield Bank Employee Savings Plan
Notes to Financial Statements
December 31, 2009 and 2008

In accordance with U.S. generally accepted accounting principles, the following table represents the Organization’s fair value hierarchy for its financial assets (cash equivalents and investments) measured at fair value on a recurring basis as of December 31, 2009 and 2008:

Assets:	Fair Value Measurements at December 31, 2009:
	Total	(Level 1)	(Level 2)	(Level 3)
Mutual Funds:
Bond fund	$548,880	$548,880	$—	$—
Index fund	604,028	604,028	—	—
Large cap funds	527,868	527,868	—	—
Mid cap growth funds	291,095	291,095	—	—
Small cap growth funds	795,036	795,036	—	—
International fund	97,426	97,426	—	—

Total mutual funds	2,864,333	2,864,333	—	—

Interest in Common/Collective Trusts:
Equity funds	779,366	—	779,366	—
Fixed income equity funds	166,915	—	166,915	—
Guaranteed Investment Contracts (GICs)	2,144,989	—	2,144,989	—

Total interest in Common/Collective Trusts	3,091,270	—	3,091,270	—

Northfield Bancorp, Inc Stock Fund	5,516,710	5,516,710	—	—
Participant loans	375,787	—	—	375,787

	$11,848,100	$8,381,043	$3,091,270	$375,787

Assets:	Fair Value Measurements at December 31, 2008:
	Total	(Level 1)	(Level 2)	(Level 3)
Mutual Funds:
Bond fund	$611,544	$611,544	$—	$—
Index fund	366,735	366,735	—	—
Large cap funds	295,177	295,177	—	—
Mid cap growth funds	122,591	122,591	—	—
Small cap growth funds	419,601	419,601	—	—
International fund	72,329	72,329	—	—

Total mutual funds	1,887,977	1,887,977	—	—

Interest in Common/Collective Trusts:
Equity funds	627,651	—	627,651	—
Fixed income equity funds	1,093	—	1,093	—
GICs	1,391,968	—	1,391,968	—

Total interest in Common/Collective Trusts	2,020,712	—	2,020,712	—

Northfield Bancorp, Inc Stock Fund	5,099,624	5,099,624	—	—
Participant loans	239,299	—	—	239,299

	$9,247,612	$6,987,601	$2,020,712	$239,299

Northfield Bank Employee Savings Plan
Notes to Financial Statements
December 31, 2009 and 2008

The table below sets forth a summary of changes in fair value of the Plan’s level 3 assets for the years ending December 31, 2009 and 2008:

	December 31,
	2009	2008
Participant loans

Balance at beginning of year	$239,299	$348,601
Issuance and settlements, net	136,488	(109,302)

Balance at end of year	$375,787	$239,299

6.	Tax Status

The Plan has received determination letter from the Internal Revenue Service dated June 19, 2001, stating that the written form of the underlying prototype plan document is qualified under Section 401(b) of the Internal Revenue Code (the Code), that any employer adopting this form of the Plan will be considered to have a plan qualified under Section 401(a) of the Code. Therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. In April of 2010, the Plan administrator submitted a request for a new determination letter from the Internal Revenue Services for the underlying prototype plan. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

7.	Plan Termination

The Bank has not expressed any intention to discontinue the Plan, however, it has the right under the Plan to terminate or discontinue employee contributions to the Plan subject to the provisions of ERISA. In the event of plan termination, plan participants will become 100% vested in their Company contribution accounts and are entitled to full distribution of such amounts.

8.	Party-in-Interest Transactions

On December 31, 2009 and 2008, the Plan held 408,382 and 454,059 shares, respectively, of the Northfield Bancorp, Inc. Stock Fund. At December 31, 2009 and 2008, the Northfield Bancorp, Inc. Stock Fund held 390,617 and 441,241 shares, respectively, of Northfield Bancorp, Inc. common stock.

9.	Subsequent Events

Subsequent events were evaluated through the date the financial statements were issued. Based on this evaluation, the Plan has determined that no subsequent events occurred, which would require disclosure in financial statements, except the following.

On June 4, 2010, the Boards of Directors of Northfield Bancorp, Inc. (the “Company”), and Northfield Bank (the “Bank”) and the Board of Trustees of Northfield Bancorp MHC, (the “Mutual Holding Company”) each unanimously adopted the Plan of Conversion and Reorganization of the Mutual Holding Company (the “Plan”) pursuant to which the Mutual Holding Company will undertake a “second-step” conversion and cease to exist. The Bank will reorganize from a two-tier mutual holding company structure to a fully public stock holding company structure.

Pursuant to the Plan, (i) the Bank will become a wholly owned subsidiary of a newly formed stock corporation (“New Holding Company”), (ii) the shares of common stock of the Company held by

Northfield Bank Employee Savings Plan
Notes to Financial Statements
December 31, 2009 and 2008

persons other than the Mutual Holding Company (whose shares will be canceled) will be converted into shares of common stock of the New Holding Company pursuant to an exchange ratio designed to preserve the percentage ownership interests of such persons (excluding shares purchased in the stock offering described below and cash received in lieu of fractional shares), and (iii) the New Holding Company will offer and sell shares of common stock representing the ownership interest of the Mutual Holding Company in a subscription offering. The Plan is subject to regulatory approval as well as the approval of the Mutual Holding Company’s members (depositors of the Bank) and the Company’s stockholders (including the approval of a majority of the Company’s outstanding shares of common stock held by persons other than the Mutual Holding Company).

Northfield Bank Employee Savings Plan
Schedule H, Part IV — Line 4i
Schedule of Assets Held at End of Year
ID# 13-5578494; Plan# 002
December 31, 2009

		(c) Description of
		Investment Including
		Maturity Date, Rate
	(b) Identity of Issuer, Borrower	of Interest, Collateral,		(e) Current
*(a)	Lessor or Similar Party	Par, or Maturity Value	(d) Cost **	Value
	Mutual Funds
	AIM Capital Development Fund A	148 shares	**	$2,039
	Alger Midcap Growth Institutional Fund	11,427 shares	**	136,319
	American Beacon Lg Cap Value Inv	26,677 shares	**	438,030
	Evergreen International Equity Fund A	14,202 shares	**	97,426
	Federated Kaufmann Fund A	32,776 shares	**	152,737
	Neuberger Berman Genesis Fund	20,256 shares	**	795,036
	Pimco Total Return Fund	50,822 shares	**	548,880
	SSgA S&P 500 Index Fund	32,953 shares	**	604,028
	T. Rowe Price Growth Stock Fund	3,314 shares	**	89,838

	Total Mutual Funds			2,864,333

	Sunrise Retirement Balanced Equity Fund	30,550 shares	**	301,224
	Sunrise Retirement Balanced Fund	44,857 shares	**	466,512
	Sunrise Retirement Diversified Equity with Income Fund	186 shares	**	1,671
	Sunrise Retirement Diversified Income Fund	6,961 shares	**	75,321
	Sunrise Retirement Diversified Equity Fund	1,188 shares	**	9,959
	Sunrise Retirement Income Fund	46 shares	**	506
	Sunrise Capital Preservation Fund	8,061 shares	**	91,088
	Wells Fargo Stable Return Fund J	49,935 shares	**	2,144,989

	Total Interest in Common/Collective Trusts			3,091,270

*	Northfield Bancorp, Inc. Stock Fund	408,382 shares	**	5,516,710

	Participant Loans	Interest ranging from 4.0% to 8.25%		375,787

				$11,848,100

*	Party-in-interest

**	Cost omitted for participant directed investments
See Report of Independent Registered Public Accounting Firm

Northfield Bank Employee Savings Plan
Index to Exhibits

		Page of Sequentially
Exhibit Number	Description	Number Pages
23.1	Consent of Independent Registered Public Accounting Firm	15

SIGNATURE
     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be undersigned on its behalf by the undersigned, hereunto duly authorized.

NORTHFIELD BANK EMPLOYEE SAVINGS PLAN
DATE: June 24, 2010	By:	/s/ Steven M. Klein
Steven M. Klein
Executive Vice President and Chief Financial Officer Northfield Bancorp, Inc.